Exhibit 99(c)(13)

Mercury Air Group, Inc.
Cash to Buyout Fractional Shares at Various Premiums

	Price As of:
		Previous 10	Previous 20	Previous 30
Date:	Today	Trading Days	Trading Days	Trading Days	1-Month
Price:	$4.49	$3.62	$3.62	$3.65	$3.61
18% Premium:	$5.30	$4.28	$4.28	$4.31	$4.26
20% Premium:	$5.39	$4.35	$4.35	$4.38	$4.33
22% Premium:	$5.48	$4.42	$4.42	$4.46	$4.40
24% Premium:	$5.57	$4.49	$4.49	$4.53	$4.48

Fractional Shares Estimate:	192,613

Cash to Buy Shares
5% Premium:	$1,020,502	$823,675	$823,675	$830,115	$820,373
10% Premium:	$1,037,799	$837,635	$837,635	$844,184	$834,278
12% Premium:	$1,055,095	$851,596	$851,596	$858,254	$848,182
15% Premium:	$1,072,392	$865,557	$865,557	$872,324	$862,087